Exhibit 99.13

Rio Tinto Limited AGM – Address by the chairman

Simon Thompson, chairman
Rio Tinto Limited AGM, Perth

9 May 2019

**Check against delivery**

Good morning everyone, both here in Perth, and those of you joining us on the webcast.

And welcome to the 2019 Rio Tinto Annual General Meeting.

We start, as always, with safety – our top priority. So please pay attention to this short safety announcement.

[Safety briefing]

In the same way that safety is of critical importance to our business, so too is a deep respect for the communities that host our operations around the world.

With this is mind, it gives me great pleasure to introduce, Barry Maguire and Johnny Garlett both of whom are senior Elders of the Whadjuk people of the Noongar nation, the traditional owners of the land on which we are fortunate to be gathered today.

[Welcome to Country]

Thank you, Barry and Johnny for a wonderful Welcome to Country and for starting our AGM in such a great way.

It’s a pleasure to introduce my fellow members of the Rio Tinto Board.

Starting on my far left: David Constable, Moya Greene, Michael L’Estrange, who chairs our Australia Forum, Simon Henry, Ann Godbehere, who is our Senior Independent Director and chair of the Audit Committee, Tim Paine, our Company Secretary, J-S Jacques, our chief executive, Jakob Stausholm, our chief financial officer, Megan Clark, who chairs the Sustainability Committee, Sam Laidlaw, who chairs our Remuneration Committee, and finally Simon McKeon.

Over the past year, we have said farewell to Paul Tellier, who retired in May, and to our former CFO, Chris Lynch, who retired in September. And, after nine years of service, Ann Godbehere will retire from the board at the conclusion of this AGM.

Following Ann’s retirement, Sam Laidlaw will become Senior Independent Director, and Simon Henry will take over as chair of the Audit Committee.

So I am very pleased to welcome the three new members of the Board: Moya, Simon McKeon and Jakob and I would like to say thanks to all our directors, past and present, for their hard work, insights and commitment, and particularly for their advice during my first year as Chair.

Rio Tinto has a clear purpose: as pioneers in mining and metals, we produce materials essential for human progress.
And by doing so efficiently and effectively, maximising cash from our world-class assets, and allocating capital with discipline, we aim to create long-term, sustainable value for our shareholders while safeguarding the environment and meeting our obligations to wider society.

In 2018, I am pleased to say we did exactly this. We delivered underlying earnings of US$8.8 billion.

We also continued to simplify our portfolio. Achieving US$8.6 billion of pre-tax proceeds from the sales of our remaining coal operations, Grasberg, and other non-core assets.

Importantly, these divestments did not come at the expense of growth. In 2018, we actually grew production by just under 3 per cent, on a copper-equivalent basis.

Rio Tinto is now unique among the major, diversified miners, in having no fossil fuel production within our portfolio.

And the combination of strong cash flow from operations and the proceeds from disposals enabled us to further strengthen our balance sheet, with net debt US$4.1 billion lower than in 2017.

We have announced record cash returns to shareholders, totaling US$13.5 billion for the financial year 2018, comprising:

•	A full-year dividend of US$5.3 billion (or 307 US cents per share)

•	A US$1 billion share buy-back, announced last August

•	And US$7.2 billion of supplementary cash returns from the post-tax proceeds from divestments, including a US$4 billion special dividend and a US$3.2 dollar share buy-back.

On behalf of the board, I congratulate J-S, the executive team, and all of our 48,000 colleagues around the world for a year of significant progress and achievement.

In 2018, we also re-set our sustainability agenda.

Our purpose requires us to work in remote locations, and in sensitive and beautiful landscapes, often on land owned by Indigenous people.

Our history and experience tells us that we will not be able to create long-term, sustainable value for our shareholders unless we are also able to deliver lasting benefits for the communities in which we operate.

These beliefs are the foundation of our views on sustainability. This year, we took stock of our activities, and how we contribute to the achievement of the UN Sustainable Development Goals.

The result was a refreshed approach that ensures sustainability considerations are integrated into all our operational and strategic decisions. Our efforts start with a commitment to the safety, human rights, and the wellbeing of our employees, suppliers and local communities.

This year, three of our colleagues lost their lives at work. So we must redouble our efforts to ensure that safety is always our top priority.

We’re also continuing to work on improving the wellbeing of our people.

For example, here in Australia we were certified in 2018 by White Ribbon for our work to eradicate domestic violence in our workforce, as well as in our communities. We have since expanded this program to Canada and the United States.
We aim to leave a lasting, positive legacy through the contribution that we make to the economic development of our host countries.

In 2018, we paid US$6.6 billion in taxes and royalties to governments around the world – over a billion more than the previous year.

Our direct economic contribution was nearly US$43 billion, including payments to our employees and local suppliers.

Over the past five years, Rio Tinto has contributed more than US$200 billion to the countries and communities where we operate.

While the products that we make help to build the physical world around us, our economic contribution helps to build the human, intellectual and social capital of the communities where we operate - creating jobs and livelihoods; funding schools and hospitals; providing opportunities for our employees and suppliers to build a better life for themselves and for their children, often in locations where other opportunities are scarce.

Respecting the environment is also of critical importance.

During the year, the board held two environmental, social and governance investor seminars, in London and Sydney. We also hosted two civil society roundtables in Melbourne and Washington to hear first hand what we’re doing well and where we need to improve.

Climate change represents perhaps the greatest long-term threat to business and we are determined to be part of the solution.

This year, we published our first climate change report in line with the recommendations from the Task Force on Climate-Related Financial Disclosure. The Report outlines our approach to climate change and represents another step on the journey that started more than a decade ago, when we issued our first public statement on climate change. We now have a clear understanding of our contribution to greenhouse gas emissions and the climate-change resilience of our major operating assets and core infrastructure.

In 2015, we supported the outcomes of the Paris Agreement and the long-term goal to limit global warming to less than 2 degrees centigrade. Achieving this goal will require both companies and governments to address the threat of climate change with greater urgency and ambition.

During 2019, we will develop new targets for the reduction of greenhouse gas emissions produced by our operations, to replace our existing targets when they expire in 2020.

Our products also have a major role to play in the transition to a low-carbon economy. For example, aluminium, for lightweight, energy efficient, transportation, and copper, for electrification and renewable energy.

Our products have shaped the skylines from here in Perth, to Shanghai, New York and beyond. We help aeroplanes fly, and cars drive. We bring power to living rooms, and help people communicate on smart phones around the world.

After almost 150 years of supplying the world with iron ore, aluminium, copper, diamonds and titanium, we have world-class assets and some of the best people in the industry.

Our aim is to develop a diverse, inclusive culture where everyone has the opportunity to realise their potential and to contribute to our continuing success.

As always, the outlook for the year ahead is uncertain. With slowing economic growth in some regions of the world and continuing geopolitical tensions.

But by providing materials essential for human progress efficiently, effectively and responsibly, we will continue to create long-term, sustainable value - for our shareholders and for the communities and countries where we operate.

So let me handover to J-S, who will talk more about our results.

[J-S Jacques’s speech]

The notice of meeting and an addendum to that notice, containing the text of each resolution to be put to this meeting, were published on our website and posted to shareholders on the 22nd of March. Copies of the notice and addendum are available in the foyer. If anyone would like a copy, please raise your hand and an attendant will bring you one.

The required notice of the meeting has been given. With your consent, I propose that the notice and the addendum be taken as read.

Resolutions 1 to 16 will be dealt with under the joint electorate procedure with Rio Tinto plc shareholders, who cast their votes on these resolutions at the corresponding meeting in London, on the 10th of April. These resolutions relate to the routine business of annual general meetings, such as the receipt of the Annual Report, the election and re-election of directors, and the appointment and remuneration of the auditors.

You will see that the business of the meeting includes two resolutions relating to remuneration. The first relates to the approval of the Implementation Report, which describes the remuneration arrangements in place for members of the Board and of the Executive Committee during 2018. This vote is advisory and is required for UK law purposes.The second relates to the approval of the Directors’ Remuneration Report. This vote is also advisory and is required for Australian law purposes.

As in past years, we have included a resolution seeking authority for Rio Tinto to make political donations. We have no intention of altering Rio Tinto’s policy, which is not to make donations to political parties or to political candidates. However, the UK law on this issue is very broadly drafted, so we are seeking this authority as a precautionary measure.

Resolution 17 will be voted on by Rio Tinto Limited shareholders only and has been proposed as a special resolution. It is a routine resolution which comes up every year to allow Rio Tinto Limited to buy back its own shares.

This year Rio Tinto Limited has two requisitioned resolutions put forward by Market Forces as agent for 109 shareholders. These resolutions are set out in the addendum to the notice of meeting dated 15 March 2019.

Resolution 18 seeks an amendment to the constitution of Rio Tinto Limited to permit shareholders to propose non-binding advisory resolutions at the company’s general meetings. As with any amendment to the constitution, this resolution is proposed as a special resolution and requires a 75 per cent majority to be approved.

Resolution 19 is a non-binding advisory resolution requesting that Rio Tinto report annually on its transition plans, consistent with the goal of the Paris Agreement to limit global warming to 1.5 degrees centigrade. The resolution requests that these plans include short, medium and long-term targets to reduce Scope 1, 2 and 3 greenhouse gas emissions, as well as detailed strategies to meet those targets.
The resolution also requests that this reporting should outline how capital expenditure decisions will align to that goal, and how executive remuneration will incentivise adherence to the targets. As Resolution 19 is a non-binding advisory resolution, it will only be valid if Resolution 18 is approved by the required 75 per cent majority.

Consistent with our position on a similar resolution requisitioned in 2018, your Board does not support Resolution 18, as it is likely to cause uncertainty in relation to the authority and accountability of directors.
Your Board is vested with the power to manage and control the business affairs of Rio Tinto. It is important that your directors are able to do this and to exercise their powers as they see fit. In doing so the Board is, of course, accountable to shareholders. We support the principle of engagement with shareholders to ensure that their views are taken into account, but the status of non-binding advisory resolutions under Australian law is unclear. As such, the introduction of a constitutional amendment to enable such resolutions would undermine both the authority and accountability of your board. We therefore recommend that you vote against Resolution 18.

We also recommend that you vote against Resolution 19. We have already publicly committed, in our recent TCFD report, to fulfill many of the requirements of Resolution 19. However, a vote on a resolution is binary. You either vote in favour of all the provisions of the resolution, or you vote against it. You cannot pick and choose components of the resolution that you support. The main reason that your Board cannot support Resolution 19 is that it calls for Rio Tinto to set targets for Scope 3 emissions. Scope 3 are primarily the emissions of our customers - mainly steel-makers in China, Japan and Korea - over which we have very limited control.

Options exist for the reduction of these emissions, but the speed, economic viability and ultimate deployment of these technologies lie within the control of our customers, not Rio Tinto. We can and will provide scenarios for the speed and effectiveness of these abatement measures. But we cannot provide hard targets for actions that lie outside our control. Your Board therefore recommends that you vote against Resolution 19, as we cannot support all of its component parts.

Ladies and gentlemen, we will now take questions from shareholders on any matters relevant to the business of the meeting, before we move on to voting on the resolutions themselves.

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